VIA FACSIMILE AND U.S. MAIL

      December 9, 2005


Mail Stop 4561


Mr. Jose Rafael Fernandez
President and Chief Executive Officer
Oriental Financial Group Inc.
998 San Roberto Street
Professional Offices Park SE 4th Floor
San Juan, Puerto Rico 00926

Re:	Oriental Financial Group Inc.
	Form 10-K for Fiscal Year Ended June 30, 2005
	Form 10-Q for Fiscal Quarter Ended September 30, 2005
	File No. 001-12647

Dear Mr. Fernandez:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended June 30, 2005

Item 1. Business, page 2



1. A significant portion of your business appears to revolve around securities brokerage / investment banking activities. In future filings please include an enhanced business discussion focusing on these activities.

2. In future filings please provide a more robust discussion of your banking activities including your underwriting procedures and criteria as well as your process for determining whether transfers of financial assets qualify for true sale accounting pursuant to paragraph 9 of SFAS 140.

Audited Financial Statements

Attestation Report of Independent Registered Public Accounting
Firm
on Section 404

3. We note inclusion of the opinion of your Independent Registered Accounting Firm dated September 9, 2005 in your filing. Please amend the filing to have your independent Registered Accounting Firm include their signature in the opinion. Refer to paragraph 167
(n)
of PCAOB AS#2.

Consolidated Statements of Financial Condition, page F-4

4. Please tell us how you determined you had the intent and ability to hold your held-to-maturity securities to maturity in view of funding that appears to be concentrated in securities sold under agreements to repurchase that primarily mature in less than 30 days.

Consolidated Statements of Cash Flows, page F-6

5. We note your disclosure of origination and purchase of loans, excluding loans held for sale. Please tell us, and in future filings disclose:

* the amount of loans purchased for each of the three years presented;

* your basis for determining that loan purchases should be accounted for as purchases and not financings; and

* how you evaluated purchased loans in your determination of the allowance for loan losses.

Note 3 - Investments, page F-20

6. We note your disclosure of large amounts of investment securities available-for-sale transferred to held-to-maturity in each of the last two years. Please tell us, and in future filings disclose the reasons for these transfers. Also tell us how you determined your intent and ability to hold these securities to maturity both at the time of the transfer and now.

Note 5 - Loans Receivable And Allowance For Loan Losses, page F-25

7. Please tell us the following as it relates to your agreements to purchase the $114.9 million of fixed rate mortgage loans:

* the name of the financial institution from whom you purchased the loans;

* your basis for determining that they should be accounted for as purchases and not financings;

* how the agreements to purchase the loans affected your determination of the allowance;

* if you had to make any payments for the guarantee;

* if payments were made, how you accounted for such payments;

* whether the swaps are embedded;

* if embedded, how you determined whether to bifurcate, including the specific guidance relied upon in making this determination; and

* the specific guidance you relied upon in making your assumption of no ineffectiveness.

Note 10 - Derivative Activities, page F-30

8. Please tell us the following related to your derivative hedges that you use the short-cut method of assessing hedge ineffectiveness:

* the types of hedged items clearly explaining the terms of such hedged items;

* the specific terms of the derivatives used to hedge each type of hedged item explaining how you determined that those terms match the terms of the hedged items; and

* for each type of hedged item, how you considered and met each of the specific requirements of paragraph 68 of SFAS 133.



Management`s Discussion and Analysis

Overview of Financial Performance, page F-43

9. We note that you adjusted your previously reported diluted earnings per share figures for additional incentive stock options issued pursuant to anti-dilution provisions. Please address the following as it relates to your disclosure and treatment of incentive stock options:

* Provide a comprehensive discussion detailing how you determined the number of additional incentive stock options issued, separately addressing those related to exercised stock options and those related to unexercised stock options;

* Explain how you accounted for additional incentive stock options related to each group of exercised and unexercised stock options citing the authoritative accounting literature you relied upon. To facilitate our understanding please provide us with journal entries;
and

* Tell us how each of the events of dilution, for example, quarterly cash dividends declared, impacted your determination of the number of additional incentive stock options to be issued.

10. In the fifth paragraph on page F-43 you state that the excess price paid was adjusted as a debit to additional paid-in capital, and the additional stock options granted were accounted for as usual according to GAAP. Please clarify your accounting for these options and cite the authoritative accounting literature you relied upon.

* * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3490 if you have any questions.


Sincerely,



Donald A. Walker
Senior Assistant Chief Accountant

Mr. Jose Rafael Fernandez
Oriental Financial Group Inc.
December 6, 2005
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